From:Peter H. Koch – CEO and Director

Unicorn Real Estate Holdings, Inc.

87 N. Raymond Ave – Suite 200

Pasadena, CA    91103

To: U.S. Securities and Exchange Commission

Division of Corporate From:Peter H. Koch – CEO Finance

Office of Real Estate and Commodities

Date:June 28, 2019

RE:  Request for Qualification of Offering

Statement Filed January 17, 2019.

We formally request that the Regulation A Offering filed January 17, 2019 be Qualified, as amended, effective Tuesday July 2nd, 2019.

Thank you,

Peter H. Koch

President - Director